CNP
Shareholder Presentation
September 2009

Safe Harbor Statement
Certain statements in this presentation are forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, statements that include the words “hope,” “will,” “believe,” “suggest,”
“anticipate,” “expect,” “plan,” “intend,” or “design” to happen or exist, or similar language; and statements concerning the Company’s 2006, 2007, 2008, 2009 results; sales, profitability and cash receipts; the impact of expense reduction programs; reduction of capital expenditures; research initiatives; customer purchasing patterns; inventory; studies of Ovide® and T2000 and T2007; recently approved products;
product launches and sales; the market environment; industry opportunities and business opportunities of the Company; the growth of the Company’s generic product line and proprietary product portfolio; and
the Company’s pipeline. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include general economic conditions, industry and market conditions, changes in buying patterns of any of the Company’s customers, Taro’s ability to finalize its 2006, 2007 and 2008 audits and file its
Annual Reports on Form 20-F with the U.S. SEC, regulatory actions, legislative actions and litigation in the countries in which Taro operates, the outcome of litigation with Sun Pharmaceutical Industries Ltd., future demand and market size for current products and products under development, marketplace acceptance of new or existing products, generic or proprietary, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. In addition, because the
Company’s Form 20-F for 2006 has not yet been filed with the SEC, amounts presented here are subject to change, as are the estimated amounts presented for 2007, 2008 and 2009. On an ongoing basis, the Company reviews (and, if appropriate, revises) its estimates, including those related to reserves for customer chargebacks, bad debts, income taxes and contingencies. The Company bases its estimates on currently available information, historical experience and various assumptions that it believes to be reasonable under circumstances prevailing at the time such estimates are made. The results of these assumptions are the basis for determining the carrying values of assets and liabilities that are not readily apparent from other sources. Since the factors underlying these assumptions are subject to change over time, the estimates on which they are based are subject to change accordingly. Forward-
looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TABLE OF CONTENTS
 1. COMPANY OVERVIEW
 2. BUSINESS OVERVIEW
 3. GROWTH OPPORTUNITIES
 4. STATUS OF THE FINANCIAL STATEMENTS
 5. FINANCIAL PERFORMANCE REVIEW
 6. CONCLUSION

Company Overview
Fully Integrated Pharmaceutical Company
■ Research-based, multinational pharmaceutical
 company
 ◆ Historically, approximately 1 in 6 employees in R&D
 ◆ More than 40 M.D.s and Ph.D.s on staff
 ◆ Offers 200+ products to U.S., Canada & Israel pharmaceutical markets
 – Rx, OTC; proprietary (branded) and generic
 – Key therapeutic categories: dermatology, pediatrics,
 neurology/psychiatry, cardiology, rheumatology

Company Overview
Milestones
Milestones
 1950 - Established in Israel to manufacture finished pharmaceutical products
 1961 - Started chemical synthesis (API production) in Israel
 1984 - Established topical product operations in Canada
 1988 - Entered U.S. market
 2003 - Established branded division in U.S.
 2007 - Entered into merger agreement with Sun Pharmaceuticals
 2008 - Terminated merger agreement with Sun Pharmaceuticals
 2009 - Received U.S. patent for Ovide® brand

Company Overview
Focus
 ◆ Taro USA - Marketing, Sales and Distribution
 – Prescription Generic Pharmaceuticals
 – Over-the-Counter Medicines
 – TaroPharma Proprietary Products
 ◆ Taro Israel and Taro Canada
 – Marketing, Sales and Distribution
 – Research and Development
 – Manufacturing

Manufacturing
Haifa, Israel
Company Overview
Major Facilities - Israel and Canada Campuses
R&D Center
Haifa, Israel
R&D, Manufacturing, Distribution
Toronto (Brampton), Canada
 ■Canada - Approx. 300 employees
 ◆Brampton (Toronto)
 – Manufacture of semi-solids & liquids
 – R&D
 – Marketing and distribution
 ■Israel - Approx. 630 employees
 ◆Haifa
 – Manufacturing of all
 dosage forms
 – Research
 – Marketing and distribution

 ◆Yakum
 – Executive offices

Hawthorne, New York - US Headquarters

Toronto, Canada Campus
Manufacturing
Warehouse
R&D and Administration

Haifa, Israel Campus

Cranbury, New Jersey Distribution Center

Company Overview
Completion of Major Facilities Projects
■ New facilities at all research, manufacturing and
 distribution sites
 ◆ Best-in-class research facilities in Israel and Canada
 – Approved Enterprise status, research grants, tax
 credits
 ◆ Manufacturing efficiencies reduce costs
 ◆ New distribution facilities in Israel and U.S.
■ Major capital expenditure projects effectively completed

Business Overview
Overview
■ Strength in generic pharmaceuticals
 ◆ Leading U.S. provider of generic creams & ointments
■ Growing proprietary (branded) portfolio
 ◆ Topicort®  line
 ◆ Ovide®
 ◆ Lustra ® line
■ Respected provider of private label (OTC) medications

Business Overview
Taro Top 20 U.S. Products
 ACTIVE  THERAPEUTIC       Rx (T)OPICAL (G)ENERIC
 INGREDIENT  CATEGORY         OTC (O)RAL (B)RANDED
1. Desoximetasone Corticosteroid     Rx T G, B
2. Warfarin Anticoagulant  Rx O G
3. Ovide (malathion) Pediculicide Rx T G,B
4. Clotrimazole Antifungal    Rx, OTC T G
5. Clobetasol Corticosteroid        Rx T G
6. Clotrimazole and Betamethasone Antifungal/Corticosteroid     Rx T G
7. Etodolac    NSAID    Rx O G
8. Carbamazepine Anticonvulsant    Rx O G
9. Triamcinalone Acetonide/Oralone Corticosteroid    Rx T G,B
10. Fluocinonide Corticosteroid     Rx T G
11. Phenytoin Caps Anticonvulsant      Rx O G
12. Hydrocortisone Valerate Corticosteroid      Rx T G
13. Enalapril and HCTZ Antihypertensive/Diuretic    Rx O G
14. Loratadine Antihistamine   OTC O G
15. Hydrocortisone  Corticosteroid         Rx, OTC T G, B
16. Ketoconazole Antifungal    Rx T, O G
17. Terconazole Antifungal    Rx T G
18. Mupirocin Antibiotic      Rx T G
19. Triple Antibiotic Antibiotic       OTC T G
20. Econazole Corticosteroid     Rx T G

Business Overview
Taro USA Prescription Trend
+2.1%
+2.7%
A prescription is filled with a Taro product in the US every second
+6.8%
Source: Wolters Kluwer
(000)

Business Overview
Private Label (OTC)
■ Leading provider of OTC creams and ointments in U.S. and Canada
 ◆ Antibiotics
 ◆ Hydrocortisone
 ◆ Antifungals
■ Leading provider of generic Claritin® (loratadine) and Zyrtec®
 (cetirizine) syrups in U.S.
■ Sold as store brands of CVS, Rite Aid, Target, Walgreen’s, Walmart and others
 ◆ Distributed under Taro label by the major wholesalers

Business Overview
Strong Presence in North American Distribution Channels
■ Three major U.S. drug wholesalers &
 smaller wholesalers and distributors
■ All major retail pharmacy and food
 chains
■ All major mass merchandisers
■ Integrated health organizations
 ◆ Pharmacy Benefit Managers (PBMs)
 ◆ Group Purchasing Organizations
 (GPOs)
 ◆ Long-Term Care Providers (LTCs)
 ◆ Health Maintenance Organizations
 (HMOs)
■ Institutions
■ Government
 ◆ V.A., state Medicaid
 formularies, others
Taro customers include:
1. McKesson Drug
2. Amerisource Bergen
3. Cardinal Health
4. Walmart*
5. Walgreen’s
6. CVS
7. Albertson’s
8. Rite Aid
9. Medco
10. F Dohmen
11. Kroger
12. Kinray
13. Agis (Perrigo)
14. ANDA Inc.
15. Kaiser Permanente
16. Heartland Healthcare
17. HD Smith
18. RDC
19. Morris & Dickson
20. Costco

Business Overview
Taro Strengths
■ Strong market positions in niche topical and NTI products
 ◆ Less vulnerable to increased competition and pricing pressures
■ Vertical Integration
■ Focused R&D pipeline
 ◆ Niche products with fewer competitors
 ◆ New products offset declining sales of older products
■ State-of-the-art facilities
 ◆ Operational efficiencies
 ◆ Major capital expenditure projects completed

Growth Opportunities
Robust Pipeline
■ R&D pipeline
 ◆ Generic and branded programs
 – Two NDA’s (approved) and 20 ANDA’s currently on
 file at FDA ( 2 of 20 are tentatively approved)
 ◆ Focused on core competencies
 – Difficult formulations
 – Complex chemical synthesis
 – Clinical studies

Growth Opportunities
123 FDA Approvals 1984-2009

Growth Opportunities
Essential Tremor: US Market Model
■ Taro’s T2000 is in human trials for essential tremor
■ Disease prevalence: 6 million
■ 10% would be treated if an effective treatment
 existed: 600,000 potential patients
■ First effective and well tolerated treatment: 75%
 share of treated patients

Before
After
Dramatic Improvement Noted in Some Patients

Growth Opportunities
Essential Tremor: US Market Model
■ Treatment cost: $7/day or $2555/year
 ◆ Based on branded price for Neurontin and
 Topamax
■ 450,000 patients x $2555/pt/year
> $1 Billion annual US sales - one indication

Financial Review

Financial Statement Status - 2006 and Prior Years
■ April 2006 - Outside accounting experts retained to consult on complex issues relating to chargebacks and other reserves
■ May 2006 -Taro announces restatement of 2003 and 2004
■ August 2006 - Audit Committee initiates independent
 investigation at the request of Ernst and Young
■ October 2006 - Audit Committee receives report of
 independent counsel investigation
 ◆ CFO and a senior member of the US finance staff resign
 ◆ No findings of wrongdoing by BOD, Audit Committee or current management

Financial Statement Status - 2006 and Prior Years
■ October 2006-March 2007 - Brought in accounting experts to help manage financial operations
■ March 2007 - Filed Annual Report on Form 20-F for 2005,
 restating 2003 and 2004
■ December 2007- Taro announced review of chargebacks and
 other sales deductions for 2006, and the adequacy of reserves for 2005 and prior years. In subsequent releases ,Taro
 indicated that it:
 ◆ Expects no effect on cash
 ◆ Expects no material change in income statements for 2004-2006 in the aggregate

Financial Statement Status - 2006 and Prior Years
■ July 2008 - At Ernst & Young’s recommendation, retained
 another outside group of accounting experts to assist in
 preparation of financial statements
■ May 2009 - Taro announces intention to restate financial
 results for 2004 and 2005
■ August 2009 - Shareholder meeting announced

Financial Statements - 2006 and Prior Years
■ The restatement (2004, 2005) relates to timing and amounts of reserves allocated in each year for :
 ◆ Chargebacks
 ◆ Returns
 ◆ Other sales allowances, including:
 – Make-whole rebates
 – Bill-backs
 – Price protections
 – Shelf-stock adjustments
 – Volume rebate incentives, etc.
 ◆ Interplay among reserves
 ◆ End of year sales cut-off
 ◆ Inventory valuation

Financial Statements- 2006 and Prior Years
■ The areas of focus for 2006
 ◆ Reserve balances
 ◆ Inventory valuation
 ◆ Impairment and valuation for assets acquired in
 2003 and 2004
 ◆ Impairment of investment in Irish manufacturing
 facility
 ◆ Timing of revenue recognition
 ◆ Sales cut-off

Financial Statements- 2006 and Prior Years
■ The process:
 ◆ With 2004-2009 years open, actual data was used to “true-up”
 estimates
 ◆ Actual data was allocated to the appropriate time period to correct estimates
 ◆ Each change initiates a chain reaction influencing a number of income statement and balance sheet accounts for all years and in all countries being reviewed
 ◆ The process became very time consuming and labor intensive.
 ◆ The company ensured consistency of policies
■ There has been no fraud or misconduct of any kind reported by our auditors or our independent accounting consultants

Financial Review
Impact of Restatement
■ The restatement is expected to have a minimal impact on
 reported results and no material impact on cash balances
(US Dollars in Millions)	As Reported	Latest Estimate
2008
Net sales	$342	$339
Net income	$51	$50

2007
Net sales	$313	$315
Net income	$21	$29

2006
Net sales	$184	$252
Net income (loss)	$(141)	$(86)

Full Year Comparisons
Financial Review
Unreviewed and Unaudited

First Half Comparisons
Financial Review
Unreviewed and Unaudited
57.5%

First Half Earnings Per Share (Diluted)
Financial Review

Net Debt Position
Net Debt = Total Debt offset by the value of hedging instruments, less cash and cash equivalents
Financial Review
Unreviewed and Unaudited

Cash on Hand
Financial Review
Unreviewed and Unaudited

Taro Share Price Outperforms S&P 500
2 year trend

Financial Review
Conclusions
■ Conclusions
 ◆ Over the last two years the board and management have
 effected an impressive turnaround in sales, profits and
 EPS.
 ◆ Record levels of cash are being generated
 ◆ Company is funded from its operating cash
 ◆ Net debt has been reduced from $216 to $70 Million
 ◆ No effort has been spared to complete the audit

CNP